UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Resignation of Chief Financial Officer and Director

On October 11, 2026, the Board of Directors (the “Board”) of Intercont (Cayman) Limited (the “Company”) received the resignation of Ms. Qingyuan Wang (“Ms. Wang”) from her positions as Chief Financial Officer and a director of the Company, effective immediately.

Appointment of Interim Chief Financial Officer

Effective from October 16, 2026, the Board appointed Ms. Muchun Zhu (“Ms. Zhu”) as the Interim Chief Financial Officer of the Company. Ms. Zhu will continue to serve as the Company’s Chief Executive Officer and Chairman of the Board.

Ms. Zhu has been serving as the Company’s Chief Executive Officer, a director and Chairman of the Board since July 2023. Ms. Zhu has over ten years of work experience in finance and investing. Prior to working at the Company, Ms. Zhu served as a managing director at Beijing Jiulichenwei Investment and Management Company from 2018 to 2023. Ms. Zhu served as a senior investment adviser at Topsheen Shipping Group Limited from 2019 to 2020. From 2015 to 2018, Ms. Zhu served as the president and chief executive officer of Innovate Asset Management (Group) Co., Ltd. Ms. Zhu obtained her bachelor’s degree in business administration from the University of Plymouth in 2005, and her master’s degree in finance and investment from the University of Exeter in 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

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